Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 14 DATED NOVEMBER 15, 2018
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 10, dated September 7, 2018, Supplement No. 11, dated September 14, 2018, Supplement No. 12, dated October 5, 2018, and Supplement No. 13, dated October 15, 2018.Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of December 1, 2018;

•	the calculation of our October 31, 2018 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of our public and private offerings;

•	updated information with respect to our real properties;

•	updated information regarding distributions authorized by our board of directors;

•	updated information regarding redemptions;

•	updated selected financial data;

•	updated information regarding fees and expenses payable to the Advisor, the Dealer Manager and their affiliates;

•	updated experts information; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

•	DECEMBER 1, 2018 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions to be accepted as of December 1, 2018 (and distribution reinvestment plan issuances following the close of business on November 30, 2018 and share redemptions as of November 30, 2018) is as follows:

Share Class	Transaction Price (per share)	Offering Price (per share)
Class T	$10.0481	$10.5216
Class W	$10.0481	$10.0481
Class I	$10.0481	$10.0481
The transaction price for each of our share classes is equal to such class’s NAV per share as of October 31, 2018. A calculation of the NAV per share is set forth in the section of this Supplement titled “October 31, 2018 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Distribution reinvestment plan issuances following the close of business on November 30, 2018 and share redemptions as of November 30, 2018 will be made at the transaction price.

•	OCTOBER 31, 2018 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the "Net Asset Value Calculation and Valuation Procedures" section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by our Independent Valuation Firm.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties (if any), and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
The following table sets forth the components of Aggregate Fund NAV as of October 31, 2018 and September 30, 2018:

	As of
(in thousands)	October 31, 2018	September 30, 2018
Real estate properties	$162,150	$153,450
Cash and other assets, net of other liabilities	16,711	15,041
Debt obligations	(40,000)	(46,000)
Aggregate Fund NAV	$138,861	$122,491
Total Fund Interests outstanding	13,820	12,192
The following table sets forth the NAV per Fund Interest as of October 31, 2018 and September 30, 2018:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class W Shares	Class I Shares
As of October 31, 2018
Monthly NAV	$138,861	$134,770	$922	$3,169
Fund Interests outstanding	13,820	13,413	92	315
NAV Per Fund Interest	$10.0481	$10.0481	$10.0481	$10.0481
As of September 30, 2018
Monthly NAV	$122,491	$118,786	$558	$3,147
Fund Interests outstanding	12,192	11,823	56	313
NAV Per Fund Interest	$10.0469	$10.0469	$10.0469	$10.0469
Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of October 31, 2018, we estimated approximately $5.2 million of ongoing distribution fees were potentially payable to the Dealer Manager. We intend for our NAV to reflect our estimated value on the date that we determine our NAV. As such, we do not deduct the liability for estimated future distribution fees in our calculation of NAV that may become payable after the date as of which our NAV is calculated.
The valuation for our real properties as of October 31, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined by starting with the acquisition price of our real properties, which was adjusted based on subsequent events and assumptions used by the Independent Valuation Firm. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table:

Weighted-Average Basis
Exit capitalization rate	5.34%
Discount rate / internal rate of return	6.17%
Holding period of real properties (years)	11.0
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the hypothetical changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Exit capitalization rate (weighted-average)	0.25% decrease	3.23%
	0.25% increase	(2.94)%
Discount rate (weighted-average)	0.25% decrease	2.16%
	0.25% increase	(2.10)%

The valuation of our debt obligations as of October 31, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the September 30, 2018 valuation was 4.26%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would not have a material impact on the fair value of our debt obligations. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.46%.

•	STATUS OF OUR PUBLIC AND PRIVATE OFFERINGS
A summary of capital raised through our public offering (including shares sold through the primary offering and distribution reinvestment plan (“DRIP”)) and the private offering, as of November 5, 2018, is as follows:

(in thousands)	Class T	Class W	Class I	Notes to Stockholders (1)	Total
Amount of gross proceeds raised:
Primary offering	$157,151	$1,313	$2,614	$—	$161,078
DRIP	1,559	4	100	—	1,663
Private offering (2)	62	—	62	376	500
Total offering	$158,772	$1,317	$2,776	$376	$163,241
Number of shares issued:
Primary offering	14,994	131	283	—	15,408
DRIP	156	—	10	—	166
Private offering (2)	7	—	7	—	14
Stock dividends	—	6	3	—	9
Total offering	15,157	137	303	—	15,597

(1)	Amount relates to notes payable issued to investors in our private offering.

(2)	Our private offering closed on December 1, 2016.
As of November 5, 2018, approximately $1.84 billion in shares of our common stock remained available for sale pursuant to this offering in any combination of Class T shares, Class W shares and Class I shares, including approximately $498.3 million in shares of common stock available for sale through our distribution reinvestment plan, which may be reallocated for sale in the primary offering.

•	REAL PROPERTIES
As of September 30, 2018, we owned and managed seven buildings totaling 1.3 million square feet with 10 customers in four markets and a weighted-average remaining lease term (based on square feet) of 6.1 years. Our portfolio was 98.6% leased as of September 30, 2018.
Acquisitions. The following table summarizes our completed real property acquisitions as of the date they were acquired through the date of this filing:

($ in thousands)	Acquisition Date	Ownership Percentage	Purchase Price (1)	Purchase Price Capitalization Rate		Rentable Square Feet	Leased Rate
Ontario Industrial Center—Ontario, CA	2/26/2018	100%	$10,565	1.3%	(2)	86,000	100.0%
Pompano Industrial Center—Medley, FL	4/11/2018	100%	$7,375	5.2%		57,000	100.0%
Ontario Distribution Center—Ontario, CA	5/17/2018	100%	$30,770	3.5%	(2)	247,000	100.0%
Park 429 Logistics Center (3)	6/7/2018	100%	$45,700	3.0%	(4)	441,000	95.9%
Pescadero Distribution Center (3)	6/20/2018	100%	$45,750	4.7%		382,000	100.0%
Gothard Industrial Center—Huntington Beach, CA	6/25/2018	100%	$10,075	5.1%		59,000	100.0%
Midway Industrial Center—Odenton, MD	10/22/2018	100%	$7,987	6.5%		126,000	100.0%

(1)	Reflects contractual purchase price amount exclusive of transfer taxes, due diligence expenses, and other closing costs.

(2)
We acquired this building with an in-place lease that has below-market rent for this type of property and location. If the rent under this lease was at the current market rate, we estimate that the purchase price capitalization rate would be 4.8% for the Ontario Industrial Center and 5.0% for the Ontario Distribution Center. There is no assurance that, upon expiration of the lease, we will renew or re-lease this building at the then-current market rent rate.

(3)	This was a significant real property acquisition. Refer to Supplement No. 10, dated September 7, 2018, for further detail.

(4)	The purchase price capitalization rate is approximately 4.6% excluding contractual free rent during a portion of the year following the acquisition of this property.

•	DISTRIBUTIONS
The following information should be read in conjunction with the sections titled “Prospectus Summary—Distribution Policy,” “Risk Factors—Risks Related to Investing in this Offering—We may have difficulty completely funding our distributions with funds provided by cash flows from operating activities...” and “Description of Capital Stock—Distributions” beginning on pages 31, 63, and 211, respectively, of the Prospectus:
We intend to accrue and make cash distributions on a regular basis. For the nine months ended September 30, 2018, 100.0% of our total gross cash distributions were funded from sources other than cash flows from operating activities, as determined on a GAAP basis; specifically 52.5% of our total gross cash distributions were paid from cash provided by expense support from the Advisor, and 47.5% of our total gross cash distributions were funded with proceeds from shares issued pursuant to our distribution reinvestment plan.Some or all of our future cash distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which include borrowings (including borrowings secured by our assets), proceeds from the issuance of shares pursuant to our distribution reinvestment plan, proceeds from sales of assets, cash resulting from a waiver or deferral of fees otherwise payable to the Advisor or its affiliates (including cash received pursuant to the Expense Support Agreement as described in “Prospectus Summary—Compensation to the Advisor and Affiliates—Expense Support Agreement” and “Management Compensation—Expense Support Agreement”), interest income from our cash balances, and the net proceeds from primary shares sold in this offering. We have not established a cap on the amount of our cash distributions that may be paid from any of these sources. The amount of any cash distributions will be determined by our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.
For the fourth quarter of 2018, our board of directors authorized monthly cash distributions to all common stockholders of record as of the close of business on the last business day of each month for the fourth quarter of 2018, or October 31, 2018, November 30, 2018 and December 31, 2018 (each a “Distribution Record Date”). The distributions were authorized at a quarterly rate of (i) $0.13625 per Class I share of common stock and (ii) $0.13625 per Class T share and per Class W share of common stock, less the respective annual distribution fees that are payable monthly with respect to such Class T shares and Class W shares. This quarterly rate is equal to a monthly rate of (i) $0.04542 per Class I share of common stock and (ii) $0.04542 per Class T share and per Class W share of common stock, less the respective annual distribution fees that are payable with respect to such Class T shares and Class W shares. Cash distributions for each month of the fourth quarter of 2018 have been or will be paid in cash or reinvested in shares of our common stock for those electing to participate in our distribution reinvestment plan following the close of business on the respective Distribution Record Date applicable to such monthly distributions.
There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on expense support from the Advisor and sources other than cash flows from operations, as determined on a GAAP basis, to pay cash distributions, which if insufficient could negatively impact our ability to pay cash distributions. See “Prospectus Summary—Compensation to the Advisor and Affiliates—Expense Support Agreement” and “Management Compensation—Expense Support Agreement” for further detail regarding the waiver and expense support agreement among us, the Operating Partnership and the Advisor.

The following table outlines sources used, as determined on a GAAP basis, to pay total gross cash distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan (“DRIP”)) for the quarters ended as of the dates indicated below:

	Source of Cash Distributions
($ in thousands)	Provided by Expense Support (1)		Provided by Operating Activities		Proceeds from Financing Activities		Proceeds from DRIP (2)		Gross Distributions (3)
2018
September 30	$751	52.4%	$—	—%	$—	—%	$681	47.6%	$1,432
June 30	452	53.1	—	—	—	—	399	46.9	851
March 31	207	51.2	—	—	—	—	197	48.8	404
Total	$1,410	52.5%	$—	—%	$—	—%	$1,277	47.5%	$2,687
2017
December 31	$57	56.4%	$—	—%	$—	—%	$44	43.6%	$101
September 30	25	69.4	—	—	—	—	11	30.6	36
June 30	23	69.7	—	—	—	—	10	30.3	33
March 31	23	69.7	—	—	—	—	10	30.3	33
Total	$128	63.1%	$—	—%	$—	—%	$75	36.9%	$203

(1)	For the nine months ended September 30, 2018 and for the year ended December 31, 2017, the Advisor provided expense support of $3.8 million and $1.7 million, respectively.

(2)	Stockholders may elect to have cash distributions reinvested in shares of our common stock through our distribution reinvestment plan.

(3)	Gross distributions are total distributions before the deduction of any distribution fees relating to Class T shares and Class W shares issued in the primary portion of our initial public offering.
For the nine months ended September 30, 2018, our cash flows provided by operating activities was $2.1 million as compared to our aggregate total gross distributions declared (which are paid in cash or reinvested in shares under our distribution reinvestment plan) of $2.7 million. For the year ended December 31, 2017, our cash flows provided by operating activities was $0.3 million as compared to our aggregate total gross distributions declared (which are paid in cash or reinvested in shares under our distribution reinvestment plan) of $0.2 million.
We believe that our FFO loss of $1.1 million, or $0.82 per share, as compared to the total gross distributions declared (which are paid in cash or reinvested in shares offered through our distribution reinvestment plan) of $2.9 million, or $1.07 per share, for the period from Inception (August 12, 2014) to September 30, 2018, are not indicative of future performance as we recently initiated the acquisition phase of our life cycle. See the section titled “Selected Financial Data” of this Supplement for additional information concerning FFO and a reconciliation of FFO to our net income (loss) as determined on a GAAP basis.

•	REDEMPTIONS
For the nine months ended September 30, 2018, we received eligible redemption requests for 243 shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $2,315, or an average price of $9.53 per share. We had not redeemed any shares of our common stock and had not received any eligible requests for redemption pursuant to our share redemption program for the nine months ended September 30, 2017.

•	SELECTED FINANCIAL DATA
The following information supplements, and should be read in conjunction with, the disclosure contained in the section titled “Selected Financial Data” beginning on page 195 of the Prospectus:
The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which is included in this Supplement.

	For the Nine Months Ended September 30,
(in thousands, except per share data)	2018 (1)	2017 (1)
Operating data:
Total revenues	$3,312	$—
Total operating expenses	$(8,699)	$(935)
Total other expenses	$(1,401)	$(123)
Total expenses before expense support from Advisor	$(10,100)	$(1,058)
Expense support from Advisor	$3,816	$1,160
Net (expenses) income after expense support from Advisor	$(6,284)	$102
Net (loss) income	$(2,972)	$102
Net (loss) income attributable to common stockholders	$(2,972)	$102
Net (loss) income per common share - basic and diluted	$(0.45)	$0.39
Weighted-average shares outstanding	6,594	258
Distributions:
Gross cash distributions declared (2)	$2,687	$102
Cash distributions declared per common share (2)(3)	$0.41	$0.40
Company-defined FFO (4):
Reconciliation of net loss to Company-defined FFO:
Net (loss) income attributable to common stockholders	$(2,972)	$102
Total NAREIT-defined adjustments (5)	$1,798	$—
Total Company-defined adjustments (6)	$3,861	$—
Company-defined FFO	$2,687	$102
Cash flow data:
Net cash provided by operating activities	$2,144	$400
Net cash used in investing activities	$(151,756)	$—
Net cash provided by (used in) financing activities	$152,603	$(1,030)

	As of
(in thousands)	September 30, 2018	December 31, 2017
Balance sheet data:
Cash and cash equivalents	$13,873	$10,565
Total assets	$169,448	$12,548
Total liabilities	$66,586	$1,942
Total stockholders' equity	$102,861	$10,605
Gross offering proceeds raised during period (7)	$114,645	$10,190
Shares outstanding	12,192	1,238

(1)
The SEC declared this offering effective on February 18, 2016. We broke escrow on November 30, 2016 and commenced real estate operations on February 26, 2018. We are in the acquisition phase of our life cycle, and the results of our operations are primarily impacted by the timing of acquisitions and the equity raised through this offering. Accordingly, our year-over-year financial data is not directly comparable.

(2)	Gross cash distributions are total distributions before the deduction of distribution fees relating to Class T shares and Class W shares.

(3)
Amounts reflect the quarterly distribution rate authorized by our board of directors per Class I share of common stock. Our board of directors authorized distributions at this same rate per Class T and Class W share of common stock less respective distribution fees that are payable monthly with respect to such Class T and Class W shares (as calculated on a daily basis).

(4)	Refer to “—Additional Performance Measures” below for the definition of Company-defined FFO, as well as a detailed reconciliation of our GAAP net loss to Company-defined FFO.

(5)	Included in our NAREIT-defined adjustments are real estate-related depreciation and amortization.

(6)
Included in our Company-defined adjustments are acquisition expense reimbursements, which reflects amounts reimbursable to the Advisor for all expenses incurred by the Advisor and its affiliates on our behalf in connection with the selection, acquisition, development or origination of an asset.

(7)	Reflects gross offering proceeds raised from our public and private offerings.
Additional Performance Measures
We believe that FFO, Company-defined FFO, and MFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. Fees deferred or waived by the Advisor and payments received from the Advisor pursuant to the expense support agreement are included in determining our net income (loss), which is used to determine FFO, Company-defined FFO, and MFFO. If we had not received expense support from the Advisor, our FFO, Company-defined FFO, and MFFO would have been lower. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.
FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.
Company-defined FFO. Similar to FFO, Company-defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization and also excludes acquisition-related costs and the performance component of the advisory fee, which are characterized as expenses in determining net income (loss) under GAAP. Only the performance component of the advisory fee not paid in cash is excluded. The purchase of operating properties has been a key strategic objective of our business plan focused on generating growth in operating income and cash flow in order to make distributions to investors. However, the corresponding acquisition-related costs are driven by transactional activity rather than factors specific to the on-going operating performance of our properties or investments. Company-defined FFO may not be a complete indicator of our operating performance, and may not be a useful measure of the long-term operating performance of our properties if we do not continue to operate our business plan as disclosed.
MFFO. As defined by the Institute for Portfolio Alternatives (“IPA”), MFFO is a non-GAAP supplemental financial performance measure used to evaluate our operating performance. Similar to FFO, MFFO excludes items such as real estate-related depreciation and amortization, but includes the performance component of the advisory fee. Similar to Company-defined FFO, MFFO excludes acquisition-related costs. MFFO also excludes straight-line rent and amortization of above- and below-market leases. In addition, there are certain other MFFO adjustments as defined by the IPA that are not applicable to us and are not included in our presentation of MFFO.
We are in the acquisition phase of our life cycle. Management does not include historical acquisition-related costs in its evaluation of future operating performance, as such costs are not expected to be incurred once our acquisition phase is complete. We use FFO, Company-defined FFO and MFFO to, among other things: (i) evaluate and compare the potential performance of the portfolio after the acquisition phase is complete, and (ii) evaluate potential performance to determine liquidity event strategies. We believe FFO, Company-defined FFO and MFFO facilitate a comparison to other REITs that have similar operating characteristics as us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. We believe that these performance metrics will assist investors in evaluating the potential performance of the portfolio after the completion of the acquisition phase. However, these supplemental, non-GAAP measures are not necessarily indicative of future performance and should not be considered as an alternative to net loss or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate FFO, Company-defined FFO and MFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculation and characterization of FFO, Company-defined FFO and MFFO.
The following unaudited table presents a reconciliation of GAAP net income (loss) to NAREIT FFO, Company-defined FFO and MFFO:

	For the Nine Months Ended September 30,		For the Period From Inception (August 12, 2014) to September 30, 2018
(in thousands, except per share data)	2018	2017
GAAP net (loss) income attributable to common stockholders	$(2,972)	$102	$(2,944)
GAAP net (loss) income per common share	$(0.45)	$0.39	$(2.12)
Reconciliation of GAAP net (loss) income to NAREIT FFO:
GAAP net (loss) income attributable to common stockholders	$(2,972)	$102	$(2,944)
Add NAREIT-defined adjustments:
Real estate-related depreciation and amortization	1,798	—	1,798
NAREIT FFO attributable to common stockholders	$(1,174)	$102	$(1,146)
NAREIT FFO per common share	$(0.18)	$0.39	$(0.82)
Reconciliation of NAREIT FFO to Company-defined FFO:
NAREIT FFO attributable to common stockholders	$(1,174)	$102	$(1,146)
Add Company-defined adjustments:
Acquisition expense reimbursements	3,460	—	3,460
Advisory fee—performance component	401	—	401
Company-defined FFO attributable to common stockholders	$2,687	$102	$2,715
Company-defined FFO per common share	$0.41	$0.39	$1.95
Reconciliation of Company-defined FFO to MFFO:
Company-defined FFO attributable to common stockholders	$2,687	$102	$2,715
Deduct MFFO adjustments:
Straight-line rent and amortization of above/below-market leases	(1,097)	—	(1,097)
Advisory fee—performance component	(401)	—	(401)
MFFO attributable to common stockholders	$1,189	$102	$1,217
MFFO per common share	$0.18	$0.39	$0.87
Weighted-average shares outstanding	6,594	258	1,391

•	FEES AND EXPENSES PAYABLE TO THE ADVISOR, THE DEALER MANAGER AND THEIR AFFILIATES
1) The following data supplements, and should be read in conjunction with the section of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation” on pages 25 and 170, respectively, of the Prospectus:
The table below provides information regarding fees paid to the Dealer Manager, the Advisor, and their affiliates in connection with our operations and this offering. This table includes amounts incurred for the nine months ended September 30, 2018 and 2017, as well as amounts payable as of September 30, 2018 and December 31, 2017.

For the Nine Months Ended September 30,	Payable as of
	September 30, 2018	December 31, 2017

(in thousands)	2018	2017
Selling commissions—the Dealer Manager	$2,508	$—	$—	$—
Dealer manager fees—the Dealer Manager	2,559	—	—	—
Offering costs—the Advisor or its affiliates, including the Dealer Manager (1)	7,585	187	8,434	849
Distribution fees—the Dealer Manager (2)	4,545	—	4,568	402
Organization costs—the Advisor or its affiliates, including the Dealer Manager (1)	—	78	78	78
Advisory fee—the Advisor	859	—	502	—
Acquisition expense reimbursements—the Advisor (3)	3,460	—	2,910	—
Other expense reimbursements—the Advisor (4)	907	—	242	59
Total	$22,423	$265	$16,734	$1,388

(1)	As of September 30, 2018, the Advisor had incurred $12.2 million of offering costs and $0.1 million of organization costs on our behalf.

(2)
The distribution fees accrue daily and are payable monthly in arrears. The monthly amount of distribution fees payable is included in distributions payable on the condensed consolidated balance sheets. Additionally, we accrue for future estimated trailing amounts payable based on the shares outstanding as of the balance sheet date, which are included in distribution fees payable to affiliates on the condensed consolidated balance sheets. The Dealer Manager will reallow the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T shares and/or Class W shares.

(3)
Reflects amounts reimbursable to the Advisor for all expenses incurred by the Advisor and its affiliates on our behalf in connection with the selection, acquisition, development or origination of an asset.

(4)
Other expense reimbursements include certain expenses incurred in connection with the services provided to us under the amended and restated advisory agreement, dated August 12, 2018, by and among us, the Operating Partnership, and the Advisor. These reimbursements include a portion of compensation expenses of individual employees of the Advisor, including certain of our named executive officers, of the Advisor related to services for which the Advisor does not otherwise receive a separate fee. We reimbursed the Advisor approximately $0.2 million and $0.6 million for the three and nine months ended September 30, 2018, respectively, for such compensation expenses. There were no amounts reimbursed to the Advisor for the three and nine months ended September 30, 2017. The remaining amount of other expense reimbursements relate to other general overhead and administrative expenses including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment.

2) The following supplements, and should be read in conjunction with, the table at the end of each of the sections titled “Prospectus Summary—Compensation to the Advisor and its Affiliates—Expense Support Agreement” and “Management Compensation—Expense Support Agreement” on pages 26 and 172, respectively, of the Prospectus:
The table below provides information regarding the fees deferred and expense support provided by the Advisor, pursuant to the Expense Support Agreement. As of September 30, 2018, the aggregate amount paid by the Advisor pursuant to the expense support agreement was $5.7 million. No amounts have been reimbursed to the Advisor by the Company.

	Nine Months Ended September 30,
(in thousands)	2018	2017
Fees deferred	$458	$—
Other expenses supported	3,358	1,160
Total expense support from Advisor (1)	$3,816	$1,160

(1)	As of September 30, 2018, approximately $0.5 million of expense support was payable to us by the Advisor.

•	EXPERTS
The statements included in this Supplement under the section titled “October 31, 2018 NAV Per Share” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

•	QUARTERLY REPORT ON FOR THE QUARTER ENDED SEPTEMBER 30, 2018
On November 8, 2018, we filed our Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 with the SEC. The report (without exhibits) is attached to this Supplement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2018
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 333-200594

Black Creek Industrial REIT IV Inc.
(Exact name of registrant as specified in its charter)

Maryland	47-1592886
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

518 Seventeenth Street, 17th Floor Denver, CO	80202
(Address of principal executive offices)	(Zip code)
(303) 228-2200
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒     No   ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒     No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Smaller reporting company	☐

Non-accelerated filer	☒			Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☒
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   ☐     No  ☒
As of November 5, 2018, there were 15,107,970 shares of the registrant’s Class T common stock, 137,623 shares of the registrant’s Class W common stock and 322,570 shares of the registrant’s Class I common stock outstanding.

BLACK CREEK INDUSTRIAL REIT IV INC.

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS
BLACK CREEK INDUSTRIAL REIT IV INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
(in thousands, except per share data)	September 30, 2018	December 31, 2017
	(unaudited)
ASSETS
Net investment in real estate properties	$149,990	$—
Cash and cash equivalents	13,873	10,565
Restricted cash	164	481
Straight-line and tenant receivables	800	—
Prepaid expenses	369	420
Due from affiliates	408	191
Debt issuance costs related to line of credit, net of amortization	1,311	887
Acquisition deposits	2,500	—
Other assets	33	4
Total assets	$169,448	$12,548
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued liabilities	$1,301	$210
Line of credit	46,000	—
Notes payable to stockholders, net of debt issuance costs	376	353
Due to affiliates	11,867	929
Distributions payable	554	56
Distribution fees payable to affiliates	4,471	394
Other liabilities	2,017	—
Total liabilities	66,586	1,942
Commitments and contingencies (Note 10)
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value - 200,000 shares authorized, none issued and outstanding	—	—
Class T common stock, $0.01 par value per share - 1,200,000 shares authorized, 11,823 and 976 shares issued and outstanding, respectively	118	10
Class W common stock, $0.01 par value per share - 75,000 shares authorized, 56 and 6 shares issued and outstanding, respectively	1	—
Class I common stock, $0.01 par value per share - 225,000 shares authorized, 313 and 256 shares issued and outstanding, respectively	3	2
Additional paid-in capital	108,195	10,859
Accumulated deficit	(5,456)	(266)
Total stockholders’ equity	102,861	10,605
Noncontrolling interests	1	1
Total equity	102,862	10,606
Total liabilities and equity	$169,448	$12,548
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands, except per share data)	2018	2017	2018	2017
Revenues:
Rental revenues	$2,429	$—	$3,312	$—
Total revenues	2,429	—	3,312	—
Operating expenses:
Rental expenses	498	—	654	—
Real estate-related depreciation and amortization	1,271	—	1,798	—
General and administrative expenses	325	299	1,021	857
Organization expenses, related party	—	78	—	78
Advisory fees, related party	525	—	859	—
Acquisition expense reimbursements, related party	1,465	—	3,460	—
Other expense reimbursements, related party	335	—	907	—
Total operating expenses	4,419	377	8,699	935
Operating loss	(1,990)	(377)	(5,387)	(935)
Other expenses:
Interest expense and other	894	56	1,401	123
Total other expenses	894	56	1,401	123
Total expenses before expense support	5,313	433	10,100	1,058
Total expense support from the Advisor	1,354	469	3,816	1,160
Net (expenses) income after expense support	(3,959)	36	(6,284)	102
Net (loss) income	(1,530)	36	(2,972)	102
Net (loss) income attributable to noncontrolling interests	—	—	—	—
Net (loss) income attributable to common stockholders	$(1,530)	$36	$(2,972)	$102
Weighted-average shares outstanding	10,491	260	6,594	258
Net (loss) income per common share - basic and diluted	$(0.15)	$0.14	$(0.45)	$0.39
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
CONDENSED CONSOLIDATED STATEMENT OF EQUITY
(Unaudited)

	Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Noncontrolling Interests	Total Equity
(in thousands)	Shares	Amount
Balance as of December 31, 2017	1,238	$12	$10,859	$(266)	$1	$10,606
Net loss	—	—	—	(2,972)	—	(2,972)
Issuance of common stock	10,954	110	114,535	—	—	114,645
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(12,652)	—	—	(12,652)
Trailing distribution fees	—	—	(4,545)	469	—	(4,076)
Redemptions of common stock	—	—	(2)	—	—	(2)
Distributions to stockholders	—	—	—	(2,687)	—	(2,687)
Balance as of September 30, 2018	12,192	$122	$108,195	$(5,456)	$1	$102,862
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months Ended September 30,
(in thousands)	2018	2017
Operating activities:
Net (loss) income	$(2,972)	$102
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Real estate-related depreciation and amortization	1,798	—
Straight-line rent and amortization of above- and below-market leases	(1,097)	—
Amortization of debt issuance costs	384	51
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(4)	191
Accounts payable and accrued liabilities	901	75
Due from / to affiliates, net	3,134	(19)
Net cash provided by operating activities	2,144	400
Investing activities:
Real estate acquisitions	(148,918)	—
Acquisition deposits	(2,500)	—
Capital expenditures	(338)	—
Net cash used in investing activities	(151,756)	—
Financing activities:
Proceeds from line of credit	78,500	—
Repayments of line of credit	(32,500)	—
Debt issuance costs paid	(785)	(960)
Proceeds from issuance of common stock	108,543	—
Distributions paid to common stockholders	(774)	(70)
Distribution fees paid to affiliates	(379)	—
Redemptions of common stock	(2)	—
Net cash provided by (used in) financing activities	152,603	(1,030)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,991	(630)
Cash, cash equivalents and restricted cash, at beginning of period	11,046	2,121
Cash, cash equivalents and restricted cash, at end of period	$14,037	$1,491
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK INDUSTRIAL REIT IV INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
Unless the context otherwise requires, the “Company” refers to Black Creek Industrial REIT IV Inc. and its consolidated subsidiaries.
The accompanying unaudited condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, certain disclosures normally included in the annual audited financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) have been omitted. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 9, 2018 (“2017 Form 10-K”).
In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.
Recently Issued Accounting Standards
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The accounting for lessors will remain largely unchanged from current GAAP; however, the standard requires that lessors expense, on an as-incurred basis, certain initial direct costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalizable and therefore this new standard will result in certain of these costs being expensed as incurred after adoption. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. The Company plans to adopt the standard when it becomes effective for the Company, as of the reporting period beginning January 1, 2019, and it expects to elect the practical expedients available for implementation under the standard. Under the practical expedients election, the Company would not be required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. The standard also will require new disclosures within the notes accompanying the consolidated financial statements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updates ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedient discussed above. The Company also plans to adopt ASU 2018-01 when it becomes effective for the Company, as of the reporting period beginning January 1, 2019, and it expects to elect the practical expedients available for implementation under the standard. The Company’s initial analysis of its lease contracts indicates that the adoption of these standards will not have a material effect on its consolidated financial statements.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Investment in Real Estate Properties
We first determine whether an acquisition constitutes a business or asset acquisition. Upon acquisition, the purchase price of a property is allocated to land, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.”

If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building, and intangible lease assets on a relative fair value basis. Properties that are probable to be sold are to be designated as “held for sale” on the balance sheet when certain criteria are met.
The results of operations for acquired properties are included in the condensed consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. The Company expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.
Land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of the Company’s real estate assets are capitalized as incurred. These costs include capitalized interest and development acquisition fees. Other than the transaction costs associated with the acquisition of a property described above, the Company does not capitalize any other costs, such as taxes, salaries or other general and administrative expenses. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.
Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Building	20 to 40 years
Building and land improvements	5 to 20 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options
Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and the Company will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value.
Revenue Recognition
The Company records rental revenue on a straight-line basis over the full lease term. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, the Company records receivables from tenants for rent that the Company expects to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. When the Company acquires a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation.
Tenant reimbursement revenue includes payments and amounts due from tenants pursuant to their leases for real estate taxes, insurance and other recoverable property operating expenses and is recognized as rental revenue in the period the applicable expenses are incurred.
In connection with property acquisitions, the Company may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.
The Company expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.

The Company recognizes gains on the disposition of real estate when the recognition criteria have been met, generally at the time control is transferred to the purchaser. The Company recognizes losses from the disposition of real estate when known to the Company.
3. REAL ESTATE ACQUISITIONS
During the nine months ended September 30, 2018, the Company acquired 100% of the following properties, which were all determined to be asset acquisitions:

($ in thousands)	Acquisition Date	Number of Buildings	Total Purchase Price (1)
2018 Acquisitions:
Ontario Industrial Center	2/26/2018	1	$10,595
Pompano Industrial Center	4/11/2018	1	7,423
Ontario Distribution Center	5/17/2018	1	30,758
Park 429 Logistics Center	6/7/2018	2	44,882
Pescadero Distribution Center	6/20/2018	1	45,623
Gothard Industrial Center	6/25/2018	1	10,096
Total 2018 Acquisitions		7	$149,377

(1)	Total purchase price is equal to the total consideration paid.
During the nine months ended September 30, 2018, the Company allocated the purchase price of its acquisitions to land, building, and intangible lease assets and liabilities as follows:

(in thousands)	For the Nine Months Ended September 30, 2018
Land	$41,638
Building	98,155
Intangible lease assets	11,338
Above-market lease assets	131
Below-market lease liabilities	(1,885)
Total purchase price (1)	$149,377

(1)	Total purchase price is equal to the total consideration paid.
Intangible and above-market lease assets are amortized over the remaining lease term. Below-market lease liabilities are amortized over the remaining lease term, plus any below-market, fixed-rate renewal option periods. The weighted-average amortization periods for the intangible lease assets and liabilities acquired in connection with the Company’s acquisitions during the nine months ended September 30, 2018, as of the respective date of each acquisition, was 6.4 years.

4. INVESTMENT IN REAL ESTATE
As of September 30, 2018, the Company’s investment in real estate properties consisted of seven industrial buildings. As of December 31, 2017, the Company did not own any properties.

	As of
(in thousands)	September 30, 2018	December 31, 2017
Land	$41,638	$—
Building and improvements	98,180	—
Intangible lease assets	11,597	—
Construction in progress	380	—
Investment in real estate properties	151,795	—
Less accumulated depreciation and amortization	(1,805)	—
Net investment in real estate properties	$149,990	$—
Intangible Lease Assets and Liabilities
Intangible lease assets and liabilities as of September 30, 2018 and December 31, 2017 included the following:

	As of September 30, 2018			As of December 31, 2017
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets (1)	$11,466	$(718)	$10,748	$—	$—	$—
Above-market lease assets (1)	131	(7)	124	—	—	—
Below-market lease liabilities (2)	(1,885)	379	(1,506)	—	—	—

(1)	Included in net investment in real estate properties on the condensed consolidated balance sheets.

(2)	Included in other liabilities on the condensed consolidated balance sheets.
Future Minimum Rent
Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to the Company from its customers under the terms of non-cancelable operating leases in effect as of September 30, 2018, excluding rental revenues from the potential renewal or replacement of existing leases and from future tenant reimbursement revenue, were as follows for the next five years and thereafter:

(in thousands)	Future Minimum Base Rental Payments
Remainder of 2018	$1,618
2019	7,164
2020	6,927
2021	7,050
2022	7,338
Thereafter	18,492
Total	$48,589

Rental Revenue Adjustments and Depreciation and Amortization Expense
The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands)	2018	2017	2018	2017
Increase (Decrease) to Rental Revenue:
Straight-line rent adjustments	$535	$—	$725	$—
Above-market lease amortization	(6)	—	(7)	—
Below-market lease amortization	181	—	379	—
Real Estate-Related Depreciation and Amortization:
Depreciation expense	$773	$—	$1,080	$—
Intangible lease asset amortization	498	—	718	—
5. LINE OF CREDIT
On September 18, 2017, the Company entered into a credit facility agreement with an initial aggregate revolving loan commitment of $100.0 million, and on June 28, 2018, the Company increased the commitment to $200.0 million. The Company has the ability from time to time to increase the size of the credit facility by up to an additional $400.0 million for a total of up to $600.0 million, subject to receipt of lender commitments and satisfaction of other conditions. Any increase to the size of the credit facility may be in the form of an increase in the aggregate revolving loan commitments, the establishment of a term loan, or a combination of both. The maturity date of the line of credit is September 18, 2020, and may be extended pursuant to two one-year extension options, subject to continuing compliance with certain financial covenants and other customary conditions. Borrowings under the line of credit will be charged interest based on either: (i) the London Interbank Offered Rate (“LIBOR”) plus a margin ranging from 1.60% to 2.50%; or (ii) an alternative base rate plus a margin ranging from 0.60% to 1.50%, each depending on the Company’s consolidated leverage ratio. Customary fall-back provisions apply if LIBOR is unavailable. The line of credit is available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments by the Company. A pledge of equity interests in the Company’s subsidiaries that directly own unencumbered properties will be provided until such time as the Company elects to terminate such pledges, subject to satisfaction of certain financial covenants. As of September 30, 2018, the Company had $46.0 million outstanding under the line of credit with an interest rate of 4.21%; the unused portion was $153.9 million, of which $40.0 million was available. As of December 31, 2017, there were no amounts outstanding under the line of credit.
The Company’s line of credit contains various property-level covenants, including customary affirmative and negative covenants, as well as certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. The Company was in compliance with all covenants as of September 30, 2018.
6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company estimates fair value of its financial instruments using available market information and valuation methodologies it believes to be appropriate for these purposes. As of September 30, 2018 and December 31, 2017, the fair values of cash and cash equivalents, restricted cash, tenant receivables, prepaid expenses, other assets, due from/to affiliates, accounts payable and accrued liabilities, and distributions payable approximate their carrying values due to the short-term nature of these instruments. The table below includes fair values for certain of the Company’s financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	As of September 30, 2018		As of December 31, 2017
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Line of credit	$46,000	$46,000	$—	$—
Notes payable to stockholders	376	376	376	376

7. STOCKHOLDERS’ EQUITY
Summary of the Public and Private Offerings
A summary of the Company’s initial public offering, including shares sold through the primary offering and the Company’s distribution reinvestment plan (“DRIP”), and its private offering, as of September 30, 2018, is as follows:

(in thousands)	Class T	Class W	Class I	Notes to Stockholders	Total
Amount of gross proceeds raised:
Primary offering	$122,721	$493	$2,533	$—	$125,747
DRIP	1,001	—	87	—	1,088
Private offering	62	—	62	376	500
Total offering	$123,784	$493	$2,682	$376	$127,335
Number of shares issued:
Primary offering	11,716	50	274	—	12,040
DRIP	100	—	9	—	109
Private offering	7	—	7	—	14
Stock dividends	—	6	3	—	9
Total offering	11,823	56	293	—	12,172
As of September 30, 2018, approximately $1.87 billion in shares of common stock remained available for sale pursuant to the Company’s initial public offering in any combination of Class T shares, Class W shares and Class I shares, including approximately $498.9 million in shares of common stock available for sale through the Company’s distribution reinvestment plan, which may be reallocated for sale in the primary offering.
Common Stock
The following table summarizes the changes in the shares outstanding for each class of common stock for the period presented below:

(in thousands)	Class T Shares	Class W Shares	Class I Shares (1)	Total Shares
Balance as of December 31, 2017	976	6	256	1,238
Issuance of common stock:
Primary shares	10,748	50	53	10,851
DRIP	99	—	4	103
Redemptions	—	—	—	—
Balance as of September 30, 2018	11,823	56	313	12,192

(1)	Includes 20,000 Class I shares sold to BCI IV Advisors LLC (the “Advisor”) in November 2014.

Distributions
The following table summarizes the Company’s cash distribution activity (including distributions reinvested in shares of the Company’s common stock) for each of the quarters ended below:

	Amount
(in thousands, except per share data)	Declared per Common Share (1)	Paid in Cash	Reinvested in Shares	Distribution Fees (2)	Gross Distributions (3)
2018
September 30	$0.13625	$496	$681	$255	$1,432
June 30	0.13625	305	399	147	851
March 31	0.13625	140	197	67	404
Total	$0.40875	$941	$1,277	$469	$2,687
2017
December 31	$0.13625	$45	$44	$12	$101
September 30	0.13625	25	11	—	36
June 30	0.12950	23	10	—	33
March 31	0.12950	23	10	—	33
Total	$0.53150	$116	$75	$12	$203

(1)
Amounts reflect the quarterly distribution rate authorized by the Company’s board of directors per Class T share, per Class W share, and per Class I share of common stock. Commencing with the third quarter of 2017, distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis. The distributions on Class T shares and Class W shares of common stock are reduced by the respective distribution fees that are payable with respect to such Class T shares and Class W shares.

(2)
Distribution fees are paid monthly to Black Creek Capital Markets, LLC (the “Dealer Manager”) with respect to Class T shares and Class W shares issued in the primary portion of the Company’s initial public offering only. Refer to “Note 8” for further detail regarding distribution fees.

(3)	Gross distributions are total distributions before the deduction of any distribution fees relating to Class T shares and Class W shares.
Redemptions
The following table summarizes the Company’s redemption activity for the periods presented below:

	For the Nine Months Ended September 30,
	2018	2017
Number of eligible shares redeemed	243	—
Aggregate dollar amount of shares redeemed	$2,315	$—
Average redemption price per share	$9.53	$—

8. RELATED PARTY TRANSACTIONS
Summary of Fees and Expenses
The table below summarizes the fees and expenses incurred by the Company for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services the Dealer Manager provided in connection with the Company’s initial public offering, and any related amounts payable:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		Payable as of
					September 30, 2018	December 31, 2017
(in thousands)	2018	2017	2018	2017
Expensed:
Organization costs (1)	$—	$78	$—	$78	$78	$78
Advisory fee—fixed component	299	—	458	—	100	—
Advisory fee—performance component	226	—	401	—	402	—
Acquisition expense reimbursements (2)	1,465	—	3,460	—	2,910	—
Other expense reimbursements (3)	335	—	907	—	242	59
Total	$2,325	$78	$5,226	$78	$3,732	$137
Additional Paid-In Capital:
Selling commissions	$1,129	$—	$2,508	$—	$—	$—
Dealer manager fees	1,029	—	2,559	—	—	—
Offering costs (1)	3,263	187	7,585	187	8,434	849
Distribution fees—current (4)	255	—	468	—	97	8
Distribution fees—trailing (4)	1,705	—	4,077	—	4,471	394
Total	$7,381	$187	$17,197	$187	$13,002	$1,251

(1)	As of September 30, 2018, the Advisor had incurred $12.2 million of offering costs and $0.1 million of organization costs on behalf of the Company.

(2)
Reflects amounts reimbursable to the Advisor for all expenses incurred by the Advisor and its affiliates on the Company’s behalf in connection with the selection, acquisition, development or origination of an asset.

(3)
Other expense reimbursements include certain expenses incurred in connection with the services provided to the Company under the amended and restated advisory agreement, dated June 13, 2018, by and among the Company, BCI IV Operating Partnership LP (the “Operating Partnership”), and the Advisor. These reimbursements include a portion of compensation expenses of individual employees of the Advisor, including certain of the Company’s named executive officers, related to services for which the Advisor does not otherwise receive a separate fee. The Company reimbursed the Advisor approximately $0.2 million and $0.6 million for the three and nine months ended September 30, 2018, respectively, for such compensation expenses. There were no amounts reimbursed to the Advisor for the three and nine months ended September 30, 2017. The remaining amount of other expense reimbursements relate to other general overhead and administrative expenses including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment.

(4)
The distribution fees accrue daily and are payable monthly in arrears. The monthly amount of distribution fees payable is included in distributions payable on the condensed consolidated balance sheets. Additionally, the Company accrues for estimated trailing amounts payable based on the shares outstanding as of the balance sheet date, which are included in distribution fees payable to affiliates on the condensed consolidated balance sheets. The Dealer Manager will reallow the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T shares and/or Class W shares.

Expense Support Agreement
The table below provides information regarding the fees deferred and expense support provided by the Advisor, pursuant to the expense support agreement. Refer to Item 8, “Financial Statements and Supplementary Data” in the Company’s 2017 Form 10-K for a description of the expense support agreement. As of September 30, 2018, the aggregate amount paid by the Advisor pursuant to the expense support agreement was $5.7 million. No amounts have been reimbursed to the Advisor by the Company.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands)	2018	2017	2018	2017
Fees deferred	$299	$—	$458	$—
Other expenses supported	1,055	469	3,358	1,160
Total expense support from Advisor (1)	$1,354	$469	$3,816	$1,160

(1)	As of September 30, 2018, approximately $0.5 million of expense support was payable to the Company by the Advisor and is included in due from affiliates on the condensed consolidated balance sheets.
9. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Nine Months Ended September 30,
(in thousands)	2018	2017
Distributions payable	$554	$22
Distribution fees payable to affiliates	4,471	—
Distributions reinvested in common stock	1,035	31
Accrued offering costs due to the Advisor	8,434	187
Accrued acquisition expense reimbursements due to the Advisor	2,910	—
Non-cash capital expenditures	192	—
Non-cash selling commissions and dealer manager fees	5,067	—
Restricted Cash
As of September 30, 2018, restricted cash consisted of cash held in escrow in connection with certain estimated property improvements. As of December 31, 2017, restricted cash consisted of amounts deposited with a third-party escrow agent related to the notes issued pursuant to the private offering, which were released to the Company from escrow in January 2018. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the condensed consolidated statements of cash flows:

	For the Nine Months Ended September 30,
(in thousands)	2018	2017
Beginning of period:
Cash and cash equivalents	$10,565	$1,640
Restricted cash	481	481
Cash, cash equivalents and restricted cash	$11,046	$2,121
End of period:
Cash and cash equivalents	$13,873	$1,010
Restricted cash	164	481
Cash, cash equivalents and restricted cash	$14,037	$1,491

10. COMMITMENTS AND CONTINGENCIES
The Company and the Operating Partnership are not presently involved in any material litigation nor, to the Company’s knowledge, is any material litigation threatened against the Company.
Environmental Matters
A majority of the properties the Company acquires have been or will be subject to environmental reviews either by the Company or the previous owners. In addition, the Company may incur environmental remediation costs associated with certain land parcels it may acquire in connection with the development of land. The Company has or may acquire certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous material. The Company may purchase various environmental insurance policies to mitigate its exposure to environmental liabilities. The Company is not aware of any environmental liabilities that it believes would have a material adverse effect on its business, financial condition, or results of operations as of September 30, 2018.
11. SUBSEQUENT EVENTS
Status of the Public and Private Offerings
A summary of the Company’s initial public offering, including shares sold through the primary offering and the Company’s distribution reinvestment plan, and its private offering, as of November 5, 2018, is as follows:

(in thousands)	Class T	Class W	Class I	Notes to Stockholders	Total
Amount of gross proceeds raised:
Primary offering	$157,151	$1,313	$2,614	$—	$161,078
DRIP	1,559	4	100	—	1,663
Private offering	62	—	62	376	500
Total offering	$158,772	$1,317	$2,776	$376	$163,241
Number of shares issued:
Primary offering	14,994	131	283	—	15,408
DRIP	156	—	10	—	166
Private offering	7	—	7	—	14
Stock dividends	—	6	3	—	9
Total offering	15,157	137	303	—	15,597
As of November 5, 2018, approximately $1.84 billion in shares of the Company’s common stock remained available for sale pursuant to the Company’s initial public offering in any combination of Class T shares, Class W shares or Class I shares, including approximately $498.3 million in shares of common stock available for sale through the Company’s distribution reinvestment plan, which may be reallocated for sale in the primary offering.
Acquisitions Under Contract
As of November 5, 2018, the Company had entered into contracts to acquire properties with an aggregate contract purchase price of approximately $87.9 million, comprised of three industrial buildings. There can be no assurance that the Company will complete the acquisition of the properties under contract.
Completed Acquisitions
Midway Industrial Center. On October 22, 2018, the Company acquired one industrial building located in the Baltimore/DC market (the “Midway Industrial Center”). The total purchase price was $8.0 million, exclusive of transfer taxes, due diligence expenses, acquisition costs and other closing costs.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
References to the terms “we,” “our,” or “us” refer to Black Creek Industrial REIT IV Inc. and its consolidated subsidiaries. The following discussion and analysis should be read together with our unaudited condensed consolidated financial statements and notes thereto included in this Quarterly Report on Form 10-Q.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Quarterly Report on Form 10-Q includes certain statements that may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements relate to, without limitation, our ability to raise capital and effectively and timely deploy the net proceeds of our initial public offering, the expected use of proceeds from our initial public offering, our reliance on the Advisor and BCI IV Advisors Group LLC (the “Sponsor”), our understanding of our competition and our ability to compete effectively, our financing needs, our expected leverage, the effects of our current strategies, rent and occupancy growth, general conditions in the geographic area where we will operate, our future debt and financial position, our future capital expenditures, future distributions and acquisitions (including the amount and nature thereof), other developments and trends of the real estate industry, investment strategies and the expansion and growth of our operations. Forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “project,” or the negative of these words or other comparable terminology. These statements are not guarantees of future performance, and involve certain risks, uncertainties and assumptions that are difficult to predict.
The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	Our ability to raise capital and effectively deploy the proceeds raised in our initial public offering in accordance with our investment strategy and objectives;

•	The failure of properties to perform as we expect;

•	Risks associated with acquisitions, dispositions and development of properties;

•	Our failure to successfully integrate acquired properties and operations;

•	Unexpected delays or increased costs associated with any development projects;

•	The availability of cash flows from operating activities for distributions and capital expenditures;

•	Defaults on or non-renewal of leases by customers, lease renewals at lower than expected rent, or failure to lease properties at all or on favorable rents and terms;

•	Difficulties in economic conditions generally and the real estate, debt, and securities markets specifically;

•	Legislative or regulatory changes, including changes to the laws governing the taxation of real estate investment trusts (“REITs”);

•	Our failure to obtain, renew, or extend necessary financing or access the debt or equity markets;

•	Conflicts of interest arising out of our relationships with the Sponsor, the Advisor, and their affiliates;

•	Risks associated with using debt to fund our business activities, including re-financing and interest rate risks;

•	Increases in interest rates, operating costs, or greater than expected capital expenditures;

•	Changes to GAAP; and

•	Our ability to continue to qualify as a REIT.
Any of the assumptions underlying forward-looking statements could prove to be inaccurate. Our stockholders are cautioned not to place undue reliance on any forward-looking statements included in this Quarterly Report on Form 10-Q. All forward-looking statements are made as of the date of this Quarterly Report on Form 10-Q and the risk that actual results will differ materially from the expectations expressed in this Quarterly Report on Form 10-Q will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Quarterly Report on Form 10-Q, whether as a result of new information, future events, changed circumstances, or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Quarterly Report on Form 10-Q, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Quarterly Report on Form 10-Q will be achieved.

OVERVIEW
General
Black Creek Industrial REIT IV Inc. is a Maryland corporation formed on August 12, 2014 to make investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We currently operate as a REIT for U.S. federal income tax purposes, and elected to be treated as a REIT beginning with our taxable year ended December 31, 2017. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through the Operating Partnership.
We have registered with the SEC an initial public offering of up to $2.0 billion in shares of our common stock in any combination of Class T shares, Class W shares and Class I shares, consisting of $1.5 billion in our primary offering and up to $500.0 million in shares under our distribution reinvestment plan. We are offering shares of our common stock at the “transaction price,” plus applicable selling commissions and dealer manager fees. The “transaction price” generally is equal to the net asset value (“NAV”) per share of our common stock most recently disclosed. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and will be available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to our distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. We may update a previously disclosed transaction price in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share. See “Net Asset Value” below for further detail.
As of September 30, 2018, we had raised gross proceeds of approximately $127.3 million from the sale of 12.2 million shares of our common stock and the issuance of notes payable in our public and private offerings, including shares issued pursuant to our distribution reinvestment plan. See “Note 7 to the Condensed Consolidated Financial Statements” for information concerning our public and private offerings.
As of September 30, 2018, we owned and managed seven buildings totaling 1.3 million square feet with 10 customers in four markets and a weighted-average remaining lease term (based on square feet) of 6.1 years. Our portfolio was 98.6% leased as of September 30, 2018.
We have used, and intend to continue to use, the net proceeds from our offerings primarily to make investments in real estate assets. We may use the net proceeds from our offerings to make other real estate-related investments and debt investments and to pay distributions. The number and type of properties we may acquire and debt and other investments we may make will depend upon real estate market conditions, the amount of proceeds we raise in our offerings, and other circumstances existing at the time we make our investments.
Our primary investment objectives include the following:

•	preserving and protecting our stockholders’ capital contributions;

•	providing current income to our stockholders in the form of regular cash distributions; and

•	realizing capital appreciation upon the potential sale of our assets or other liquidity events.
There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.
We may acquire assets free and clear of mortgage or other indebtedness by paying the entire purchase price in cash or equity securities, or a combination thereof, and we may selectively encumber all or only certain assets with debt. The proceeds from our borrowings may be used to fund investments, make capital expenditures, pay distributions, and for general corporate purposes.
We expect to execute our corporate financing strategy by considering various lending sources, which may include long-term fixed-rate mortgage loans, unsecured or secured lines of credit or term loans, private placement or public bond issuances, and the assumption of existing loans in connection with certain property acquisitions, or any combination of the foregoing.
Net Asset Value
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. See our valuation procedures, incorporated by reference as Exhibit 99.1 to this Quarterly Report on Form 10-Q, for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus

Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third-party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by our Independent Valuation Firm. As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in the Operating Partnership (“OP Units”) held by third parties (if any), and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
The following table sets forth the components of Aggregate Fund NAV as of September 30, 2018:

(in thousands)	As of September 30, 2018
Real estate properties	$153,450
Cash and other assets, net of other liabilities	15,041
Debt obligations	(46,000)
Aggregate Fund NAV	$122,491
Total Fund Interests outstanding	12,192
The following table sets forth the NAV per Fund Interest as of September 30, 2018:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class W Shares	Class I Shares
As of September 30, 2018
Monthly NAV	$122,491	$118,786	$558	$3,147
Fund Interests outstanding	12,192	11,823	56	313
NAV Per Fund Interest	$10.0469	$10.0469	$10.0469	$10.0469
Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe under the terms of the dealer manager agreement and (ii) we estimate we may pay the Dealer Manager in future periods for shares of our common stock. As of September 30, 2018, we estimated approximately $4.6 million of ongoing distribution fees were potentially payable to the Dealer Manager. We intend for our NAV to reflect our estimated value on the date that we determine our NAV. As such, we do not deduct the liability for estimated future distribution fees in our calculation of NAV that may become payable after the date as of which our NAV is calculated.
The valuation for our real estate properties as of September 30, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined by starting with the acquisition price of our real properties, which was adjusted based on subsequent events and assumptions used by the Independent Valuation Firm. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table:

Weighted-Average Rates
Exit capitalization rate	5.30%
Discount rate / internal rate of return	6.14%
In addition, the Independent Valuation Firm assumed a weighted-average holding period for our real properties of 11.0 years.
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Exit capitalization rate (weighted-average)	0.25% decrease	3.24%
	0.25% increase	(2.94)%
Discount rate (weighted-average)	0.25% decrease	2.15%
	0.25% increase	(2.10)%
The valuation of our debt obligations as of September 30, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the September 30, 2018 valuation was 4.21%.

A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would not have a material impact on the fair value of our debt obligations. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.48%.
RESULTS OF OPERATIONS
Results for the Three and Nine Months Ended September 30, 2018 Compared to the Same Periods in 2017
The following table summarizes the changes in our results of operations for the three and nine months ended September 30, 2018 as compared to the three and nine months ended September 30, 2017. Same store information is not provided due to the fact that all buildings were acquired during 2018.

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(in thousands, except per share data)	2018	2017	Change	2018	2017	Change
Net operating income:
Total rental revenues	$2,429	$—	$2,429	$3,312	$—	$3,312
Total rental expenses	(498)	—	(498)	(654)	—	(654)
Total net operating income	1,931	—	1,931	2,658	—	2,658
Other (expenses) income:
Real estate-related depreciation and amortization	(1,271)	—	(1,271)	(1,798)	—	(1,798)
General and administrative expenses	(325)	(299)	(26)	(1,021)	(857)	(164)
Organization expenses, related party	—	(78)	78	—	(78)	78
Advisory fees, related party	(525)	—	(525)	(859)	—	(859)
Acquisition expense reimbursements, related party	(1,465)	—	(1,465)	(3,460)	—	(3,460)
Other expense reimbursements, related party	(335)	—	(335)	(907)	—	(907)
Interest expense and other	(894)	(56)	(838)	(1,401)	(123)	(1,278)
Total expense support from the Advisor	1,354	469	885	3,816	1,160	2,656
Total other (expenses) income	(3,461)	36	(3,497)	(5,630)	102	(5,732)
Net (loss) income	(1,530)	36	(1,566)	(2,972)	102	(3,074)
Net (loss) income attributable to noncontrolling interests	—	—	—	—	—	—
Net (loss) income attributable to common stockholders	$(1,530)	$36	$(1,566)	$(2,972)	$102	$(3,074)
Weighted-average shares outstanding	10,491	260	10,231	6,594	258	6,336
Net (loss) income per common share - basic and diluted	$(0.15)	$0.14	$(0.29)	$(0.45)	$0.39	$(0.84)
Rental Revenues. Rental revenues are comprised of base rent, straight-line rent and amortization of above- and below-market lease assets and liabilities and tenant reimbursement revenue. Total rental revenues increased for the three and nine months ended September 30, 2018, as compared to the same periods in 2017, due to our acquisition activity during the first three quarters of 2018.
Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and utilities. Total rental expenses increased for the three and nine months ended September 30, 2018, as compared to the same periods in 2017, due to our acquisition activity during the first three quarters of 2018.

Other Income and Expenses. Other income and expenses, in aggregate, increased for the three and nine months ended September 30, 2018, as compared to the same periods in 2017, due to:

•	acquisition expense reimbursements due to the Advisor as a result of us commencing our acquisition phase in 2018;

•	real estate-related depreciation and amortization expense and advisory fees;

•	interest expense primarily related to the line of credit, as well as to notes payable to investors in our private offering;

•	other expense reimbursements due to the Advisor primarily relating to compensation for services provided by individual employees of the Advisor; and

•	general and administrative expenses that primarily consisted of compensation to our independent directors, accounting and legal expenses and other professional services incurred.
Offsetting the increases above was:

•	higher expense support from the Advisor pursuant to the expense support agreement.
ADDITIONAL MEASURES OF PERFORMANCE
Net Loss and Net Operating Income (“NOI”)
We define NOI as GAAP rental revenues less GAAP rental expenses. For the three and nine months ended September 30, 2018, GAAP net loss attributable to common stockholders was $1.5 million and $3.0 million, respectively. For the three and nine months ended September 30, 2018, NOI was $1.9 million and $2.7 million, respectively. There was no NOI for the three and nine months ended September 30, 2017. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our financial condition and results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, acquisition-related expenses, impairment charges, general and administrative expenses and interest expense. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such expenses, which expenses could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies as they may use different methodologies for calculating NOI. Therefore, we believe our net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall performance. Refer to “Results of Operations” above for a reconciliation of our GAAP net income (loss) to NOI for the three and nine months ended September 30, 2018.
Funds from Operations (“FFO”), Company-Defined Funds from Operations (“Company-defined FFO”) and Modified Funds from Operations (“MFFO”)
We believe that FFO, Company-defined FFO, and MFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. Fees deferred or waived by the Advisor and payments received from the Advisor pursuant to the expense support agreement are included in determining our net income (loss), which is used to determine FFO, Company-defined FFO, and MFFO. If we had not received expense support from the Advisor, our FFO, Company-defined FFO, and MFFO would have been lower. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.
FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

Company-defined FFO. Similar to FFO, Company-defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization and also excludes acquisition-related costs and the performance component of the advisory fee, which are characterized as expenses in determining net income (loss) under GAAP. Only the performance component of the advisory fee not paid in cash is excluded. The purchase of operating properties has been a key strategic objective of our business plan focused on generating growth in operating income and cash flow in order to make distributions to investors. However, the corresponding acquisition-related costs are driven by transactional activity rather than factors specific to the on-going operating performance of our properties or investments. Company-defined FFO may not be a complete indicator of our operating performance, and may not be a useful measure of the long-term operating performance of our properties if we do not continue to operate our business plan as disclosed.
MFFO. As defined by the Institute for Portfolio Alternatives (“IPA”), MFFO is a non-GAAP supplemental financial performance measure used to evaluate our operating performance. Similar to FFO, MFFO excludes items such as real estate-related depreciation and amortization, but includes the performance component of the advisory fee. Similar to Company-defined FFO, MFFO excludes acquisition-related costs. MFFO also excludes straight-line rent and amortization of above- and below-market leases. In addition, there are certain other MFFO adjustments as defined by the IPA that are not applicable to us and are not included in our presentation of MFFO.
We are in the acquisition phase of our life cycle. Management does not include historical acquisition-related costs in its evaluation of future operating performance, as such costs are not expected to be incurred once our acquisition phase is complete. We use FFO, Company-defined FFO and MFFO to, among other things: (i) evaluate and compare the potential performance of the portfolio after the acquisition phase is complete, and (ii) evaluate potential performance to determine liquidity event strategies. We believe FFO, Company-defined FFO and MFFO facilitate a comparison to other REITs that have similar operating characteristics as us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. We believe that these performance metrics will assist investors in evaluating the potential performance of the portfolio after the completion of the acquisition phase. However, these supplemental, non-GAAP measures are not necessarily indicative of future performance and should not be considered as an alternative to net loss or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate FFO, Company-defined FFO and MFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculation and characterization of FFO, Company-defined FFO and MFFO.

The following unaudited table presents a reconciliation of GAAP net income (loss) to NAREIT FFO, Company-defined FFO and MFFO:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		For the Period From Inception (August 12, 2014) to September 30, 2018
(in thousands, except per share data)	2018	2017	2018	2017
GAAP net (loss) income attributable to common stockholders	$(1,530)	$36	$(2,972)	$102	$(2,944)
GAAP net (loss) income per common share	$(0.15)	$0.14	$(0.45)	$0.39	$(2.12)
Reconciliation of GAAP net (loss) income to NAREIT FFO:
GAAP net (loss) income attributable to common stockholders	$(1,530)	$36	$(2,972)	$102	$(2,944)
Add NAREIT-defined adjustments:
Real estate-related depreciation and amortization	1,271	—	1,798	—	1,798
NAREIT FFO attributable to common stockholders	$(259)	$36	$(1,174)	$102	$(1,146)
NAREIT FFO per common share	$(0.02)	$0.14	$(0.18)	$0.39	$(0.82)
Reconciliation of NAREIT FFO to Company-defined FFO:
NAREIT FFO attributable to common stockholders	$(259)	$36	$(1,174)	$102	$(1,146)
Add Company-defined adjustments:
Acquisition expense reimbursements	1,465	—	3,460	—	3,460
Advisory fee—performance component	226	—	401	—	401
Company-defined FFO attributable to common stockholders	$1,432	$36	$2,687	$102	$2,715
Company-defined FFO per common share	$0.14	$0.14	$0.41	$0.39	$1.95
Reconciliation of Company-defined FFO to MFFO:
Company-defined FFO attributable to common stockholders	$1,432	$36	$2,687	$102	$2,715
Deduct MFFO adjustments:
Straight-line rent and amortization of above/below-market leases	(710)	—	(1,097)	—	(1,097)
Advisory fee—performance component	(226)	—	(401)	—	(401)
MFFO attributable to common stockholders	$496	$36	$1,189	$102	$1,217
MFFO per common share	$0.05	$0.14	$0.18	$0.39	$0.87
Weighted-average shares outstanding	10,491	260	6,594	258	1,391
We believe that: (i) our FFO loss of $0.3 million, or $0.02 per share, as compared to the total gross distributions declared (which are paid in cash or reinvested in shares offered through our distribution reinvestment plan) in the amount of $1.4 million, or $0.14 per share, for the three months ended September 30, 2018; (ii) our FFO loss of $1.2 million, or $0.18 per share, as compared to the total gross distributions declared (which are paid in cash or reinvested in shares offered through our distribution reinvestment plan) in the amount of $2.7 million, or $0.41 per share, for the nine months ended September 30, 2018; and (iii) our FFO loss of $1.1 million, or $0.82 per share, as compared to the total gross distributions declared (which are paid in cash or reinvested in shares offered through our distribution reinvestment plan) of $2.9 million, or $1.07 per share, for the period from Inception (August 12, 2014) to September 30, 2018, are not indicative of future performance as we recently initiated the acquisition phase of our life cycle. See “Capital Resources and Uses of Liquidity—Distributions” below for details concerning our distributions, which are paid in cash or reinvested in shares of our common stock by participants in our distribution reinvestment plan.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Our primary sources of capital for meeting our cash requirements during our acquisition phase are, and will be, net proceeds from our initial public offering, including proceeds from the sale of shares offered through our distribution reinvestment plan, debt financings, cash resulting from the expense support provided by the Advisor and cash generated from operating activities. Our principal uses of funds are, and will be, for the acquisition of properties and other investments, capital expenditures, operating expenses, payments under our debt obligations, and distributions to our stockholders. Over time, we intend to fund a majority of our cash needs for items other than asset acquisitions, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. There may be a delay between the deployment of proceeds raised from our initial public offering and our purchase of assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments.

The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will continue to evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from our initial public offering in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets, and undistributed funds from operations.
We believe that our cash on-hand, anticipated net offering proceeds, anticipated financing activities and cash resulting from the expense support provided by the Advisor will be sufficient to meet our liquidity needs for the foreseeable future.
Cash Flows. Cash provided by operating activities of $2.1 million for the nine months ended September 30, 2018 was primarily a result of expense support provided by the Advisor during the period and growth in our property operations, offset in part by interest expense and other expense reimbursements paid to the Advisor’s affiliates. Cash used in investing activities of $151.8 million was related to our acquisition activity during the nine months ended September 30, 2018. Cash provided by financing activities of $152.6 million for the nine months ended September 30, 2018 was primarily due to our net borrowing activity under our line of credit and proceeds from the issuance of our common stock, partially offset by the cash distributions paid to our common stockholders.
Capital Resources and Uses of Liquidity
In addition to our cash and cash equivalents balance available, our capital resources and uses of liquidity are as follows:
Line of Credit. On September 18, 2017, we entered into a credit facility agreement with an initial aggregate revolving loan commitment of $100.0 million, and on June 28, 2018 we increased the commitment to $200.0 million. We have the ability from time to time to increase the size of the credit facility by up to an additional $400.0 million for a total of up to $600.0 million, subject to receipt of lender commitments and satisfaction of other conditions. Any increase to the size of the credit facility may be in the form of an increase in the aggregate revolving loan commitments, the establishment of a term loan, or a combination of both. The maturity date of the line of credit is September 18, 2020, and may be extended pursuant to two one-year extension options, subject to continuing compliance with certain financial covenants and other customary conditions. Borrowings under the line of credit will be charged interest based on either: (i) LIBOR plus a margin ranging from 1.60% to 2.50%; or (ii) an alternative base rate plus a margin ranging from 0.60% to 1.50%, each depending on our consolidated leverage ratio. Customary fall-back provisions apply if LIBOR is unavailable. The line of credit is available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments by us. A pledge of equity interests in our subsidiaries that directly own unencumbered properties will be provided until such time as we elect to terminate such pledges, subject to satisfaction of certain financial covenants. As of September 30, 2018, we had $46.0 million outstanding under the line of credit with an interest rate of 4.21%; the unused portion was $153.9 million, of which $40.0 million was available.
Debt Covenants. Our line of credit contains various property-level covenants, including customary affirmative and negative covenants, as well as certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, to make borrowings under our line of credit, or to pay distributions. We were in compliance with all covenants as of September 30, 2018.
Offering Proceeds. As of September 30, 2018, aggregate gross proceeds raised from the public and private offerings, including proceeds raised through our distribution reinvestment plan, were $127.3 million ($113.4 million net of direct selling costs).
Distributions. We intend to accrue and make cash distributions on a regular basis. For the nine months ended September 30, 2018, 100.0% of our total gross cash distributions were funded from sources other than cash flows from operating activities, as determined on a GAAP basis; specifically 52.5% of our total gross cash distributions were paid from cash provided by expense support from the Advisor, and 47.5% of our total gross cash distributions were funded with proceeds from shares issued pursuant to our distribution reinvestment plan. Some or all of our future cash distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which include borrowings (including borrowings secured by our assets), proceeds from the issuance of shares pursuant to our distribution reinvestment plan, proceeds from sales of assets, cash resulting from a waiver or deferral of fees otherwise payable to the Advisor or its affiliates (including cash received pursuant to the expense support agreement), interest income from our cash balances, and the net proceeds from primary shares sold in the initial public offering. We have not established a cap on the amount of our cash distributions that may be paid from any of these sources. The amount of any cash distributions will be determined by our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.

For the fourth quarter of 2018, our board of directors authorized monthly cash distributions to all common stockholders of record as of the close of business on the last business day of each month for the fourth quarter of 2018, or October 31, 2018, November 30, 2018 and December 31, 2018 (each a “Distribution Record Date”). The distributions were authorized at a quarterly rate of (i) $0.13625 per Class I share of common stock and (ii) $0.13625 per Class T share and per Class W share of common stock, less the respective annual distribution fees that are payable monthly with respect to such Class T shares and Class W shares. This quarterly rate is equal to a monthly rate of (i) $0.04542 per Class I share of common stock and (ii) $0.04542 per Class T share and per Class W share of common stock, less the respective annual distribution fees that are payable with respect to such Class T shares and Class W shares. Cash distributions for each month of the fourth quarter of 2018 have been or will be paid in cash or reinvested in shares of our common stock for those electing to participate in our distribution reinvestment plan following the close of business on the respective Distribution Record Date applicable to such monthly distributions.
There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on expense support from the Advisor and sources other than cash flows from operations, as determined on a GAAP basis, to pay cash distributions, which if insufficient could negatively impact our ability to pay cash distributions.
The following table outlines sources used, as determined on a GAAP basis, to pay total gross cash distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the quarters ended as of the dates indicated below:

	Source of Cash Distributions
($ in thousands)	Provided by Expense Support (1)		Provided by Operating Activities		Proceeds from Financing Activities		Proceeds from DRIP (2)		Gross Distributions (3)
2018
September 30	$751	52.4%	$—	—%	$—	—%	$681	47.6%	$1,432
June 30	452	53.1	—	—	—	—	399	46.9	851
March 31	207	51.2	—	—	—	—	197	48.8	404
Total	$1,410	52.5%	$—	—%	$—	—%	$1,277	47.5%	$2,687
2017
December 31	$57	56.4%	$—	—%	$—	—%	$44	43.6%	$101
September 30	25	69.4	—	—	—	—	11	30.6	36
June 30	23	69.7	—	—	—	—	10	30.3	33
March 31	23	69.7	—	—	—	—	10	30.3	33
Total	$128	63.1%	$—	—%	$—	—%	$75	36.9%	$203

(1)
For the nine months ended September 30, 2018 and for the year ended December 31, 2017, the Advisor provided expense support of $3.8 million and $1.7 million, respectively. Refer to Item 8, “Financial Statements and Supplementary Data” in our 2017 Form 10-K for a description of the expense support agreement.

(2)	Stockholders may elect to have cash distributions reinvested in shares of our common stock through our distribution reinvestment plan.

(3)	Gross distributions are total distributions before the deduction of any distribution fees relating to Class T shares and Class W shares issued in the primary portion of our initial public offering.
Refer to “Note 7 to the Condensed Consolidated Financial Statements” for further detail on our cash distributions.
Redemptions. For the nine months ended September 30, 2018, we received eligible redemption requests for 243 shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $2,315, or an average price of $9.53 per share. We had not redeemed any shares of our common stock and had not received any eligible requests for redemption pursuant to our share redemption program for the nine months ended September 30, 2017. See Part II, Item 2. “Unregistered Sales of Equity Securities and Use of Proceeds—Share Redemption Program,” for further description of our share redemption program.

SUBSEQUENT EVENTS
Status of the Public and Private Offerings
A summary of our initial public offering, including shares sold through our primary offering and our distribution reinvestment plan, and our private offering, as of November 5, 2018, is as follows:

(in thousands)	Class T	Class W	Class I	Notes to Stockholders	Total
Amount of gross proceeds raised:
Primary offering	$157,151	$1,313	$2,614	$—	$161,078
DRIP	1,559	4	100	—	1,663
Private offering	62	—	62	376	500
Total offering	$158,772	$1,317	$2,776	$376	$163,241
Number of shares issued:
Primary offering	14,994	131	283	—	15,408
DRIP	156	—	10	—	166
Private offering	7	—	7	—	14
Stock dividends	—	6	3	—	9
Total offering	15,157	137	303	—	15,597
As of November 5, 2018, approximately $1.84 billion in shares of our common stock remained available for sale pursuant to our initial public offering in any combination of Class T shares, Class W shares and Class I shares, including approximately $498.3 million in shares of common stock available for sale through our distribution reinvestment plan, which may be reallocated for sale in our primary offering.
Acquisitions Under Contract
As of November 5, 2018, we had entered into contracts to acquire properties with an aggregate contract purchase price of approximately $87.9 million, comprised of three industrial buildings totaling 0.9 million square feet with three customers. There can be no assurance that we will complete the acquisition of the properties under contract.
Completed Acquisitions
Midway Industrial Center. On October 22, 2018, we acquired one industrial building totaling approximately 0.1 million square feet (the “Midway Industrial Center”). The Midway Industrial Center is located in the Baltimore/DC market and is 100% occupied by two customers with a remaining lease term of 2.4 years. The total purchase price was $8.0 million, exclusive of transfer taxes, due diligence expenses, acquisition costs and other closing costs. We funded this acquisition using proceeds from the public offering and borrowings from our line of credit.
CONTRACTUAL OBLIGATIONS
A summary of future obligations as of December 31, 2017 was disclosed in our 2017 Form 10-K. There have been no material changes outside the ordinary course of business from the future obligations disclosed in our 2017 Form 10-K.
OFF-BALANCE SHEET ARRANGEMENTS
As of September 30, 2018, we had no off-balance sheet arrangements that have or are reasonably likely to have a material effect, on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
RECENTLY ISSUED ACCOUNTING STANDARDS
In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The accounting for lessors will remain largely unchanged from current GAAP; however, the standard requires that lessors expense, on an as-incurred basis, certain initial direct costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalizable and therefore this new standard will result in certain of these costs being expensed as incurred after adoption. ASU 2016-02 is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. We plan to adopt the standard when it becomes effective for us, as of the reporting period beginning January 1, 2019, and we expect to elect the practical expedients available for implementation under the standard. Under the practical expedients election, we would not be required to reassess: (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for expired or existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. The standard also will require new disclosures within the notes accompanying the consolidated financial statements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updates ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedient discussed above. We also plan to adopt ASU 2018-01 when it becomes effective for us, as of the reporting period beginning January 1, 2019, and we expect to elect the practical expedients available for implementation under the standard. Our initial analysis of our lease contracts indicates that the adoption of these standards will not have a material effect on our consolidated financial statements.
CRITICAL ACCOUNTING ESTIMATES
Our unaudited condensed consolidated financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our unaudited condensed consolidated financial statements requires significant management judgments, assumptions, and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our condensed consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
Investment in Real Estate Properties
When we acquire a property, we allocate the purchase price of the acquisition based upon our assessment of the fair value of various components, including to land, building, land and building improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building, and land and building improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the customer’s credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associates with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider customer improvements, leasing commissions and legal and other related expenses.
Impairment of Real Estate Properties
We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation values require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We may be exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of September 30, 2018, our debt outstanding consisted of borrowings under our line of credit and notes payable to investors in our private offering.
Fixed Interest Rate Debt. As of September 30, 2018, our fixed interest rate debt consisted of $0.4 million of notes payable issued pursuant to our private offering. The interest rate on these notes is fixed and therefore the notes are not subject to interest rate fluctuations. Based on our debt as of September 30, 2018, we do not expect that market fluctuations in interest rates will have a significant impact on our future earnings or operating cash flows.
Variable Interest Rate Debt. As of September 30, 2018, our variable interest rate debt consisted of $46.0 million of borrowings under our line of credit. Interest rate changes on our variable-rate debt could impact our future earnings and cash flows, but would not significantly affect the fair value of such debt. As of September 30, 2018, we were exposed to market risks related to fluctuations in interest rates on $46.0 million of borrowings. A hypothetical 10% change in the average interest rate on the outstanding balance of our variable interest rate debt as of September 30, 2018, would change our annual interest expense by approximately $0.1 million.
ITEM 4. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2018. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2018, our disclosure controls and procedures were effective.
Internal Control Over Financial Reporting
There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION
ITEM 1A. RISK FACTORS
In addition to the other information set forth in this report, you should carefully consider the risk factors discussed in Part I, Item 1A, “Risk Factors” of our 2017 Form 10-K, as updated in Part II, Item 1A, “Risk Factors” of our Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the SEC on August 13, 2018 (the “Second Quarter 2018 10-Q”), which could materially affect our business, financial condition, and/or future results. The risks described in our 2017 Form 10-K and our Second Quarter 2018 10-Q are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, and/or operating results.
With the exception of the risk factor set forth below, which updates the risk factors disclosed in our 2017 Form 10-K and our Second Quarter 2018 10-Q, there have been no material changes to the risk factors disclosed in our 2017 Form 10-K and our Second Quarter 2018 10-Q.
RISKS RELATED TO THE ADVISOR AND ITS AFFILIATES
We will compete with entities sponsored or advised by affiliates of the Sponsor, for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire or sell investments, and for customers, which may have an adverse impact on our operations.
We will compete with entities sponsored or advised by affiliates of the Sponsor, whether existing or created in the future, as well as entities for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance or sell certain types of properties. We may also buy, finance or sell properties at the same time as these entities are buying, financing or selling properties. In this regard, there is a risk that we will purchase a property that provides lower returns to us than a property purchased by entities sponsored or advised by affiliates of the Sponsor and entities for whom affiliates of the Sponsor provide certain advisory or management services. Certain entities sponsored or advised by affiliates of the Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by these entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by these entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers.
The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee consisting of our management committee and certain other management representatives associated with other entities to which affiliates of the Advisor are providing similar services.
Because affiliates of the Sponsor and the Advisor currently sponsor and in the future may advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors (defined below), including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be offered to the Investment Vehicle at the top of the rotation list (that is, the Investment Vehicle that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors listed below, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle until certain minimum allocation levels are reached.

The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority with respect to Industrial Investments or other investment opportunities. The Sponsor or its affiliates may grant additional special priorities in the future and from time to time. In addition, to the extent that a potential conflict of interest arises with respect to an investment opportunity other than an Industrial Investment, the Sponsor currently expects to manage the potential conflict of interest by allocating the investment in accordance with the principles of the Allocation Policy the Sponsor follows with respect to Industrial Investments.
“Allocation Factors” are those factors that the Sponsor maintains and updates from time to time based on review by the Sponsor’s Head of Real Estate. Current examples of Allocation Factors include:

•	Overall investment objectives, strategy and criteria, including product type and style of investing (for example, core, core plus, value-add and opportunistic);

•	The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;

•	The cash requirements of each program;

•	The strategic proximity of the investment opportunity to other assets;

•	The effect of the acquisition on diversification of investments, including by type of property, geographic area, customers, size and risk;

•	The policy of each program relating to leverage of investments;

•	The effect of the acquisition on loan maturity profile;

•	The effect on lease expiration profile;

•	Customer concentration;

•
The effect of the acquisition on ability to comply with any restrictions on investments and indebtedness contained in applicable governing documents, SEC filings, contracts or applicable law or regulation;

•	The effect of the acquisition on the applicable entity’s intention not to be subject to regulation under the Investment Company Act;

•
Legal considerations, such as Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Foreign Investment in Real Property Tax Act (“FIRPTA”), that may be applicable to specific investment platforms;

•	The financial attributes of the investment opportunity;

•	Availability of financing;

•	Cost of capital;

•	Ability to service any debt associated with the investment opportunity;

•	Risk return profiles;

•	Targeted distribution rates;

•	Anticipated future pipeline of suitable investments;

•	Expected holding period of the investment opportunity and the applicable entity’s remaining term;

•	Whether the applicable entity still is in its fundraising and acquisition stage, or has substantially invested the proceeds from its fundraising stage;

•	Whether the applicable entity was formed for the purpose of making a particular type of investment;

•	Affiliate and/or related party considerations;

•	The anticipated cash flow of the applicable entity and the asset;

•	Tax effects of the acquisition, including on REIT or partnership qualifications;

•	The size of the investment opportunity; and

•	The amount of funds available to each program and the length of time such funds have been available for investment.
The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such policies are being fairly applied.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
Use of Proceeds
On February 18, 2016, our Registration Statement on Form S-11 (File No. 333-200594), pursuant to which we are making the initial public offering of up to $2.0 billion in shares of common stock, was declared effective under the Securities Act, and the initial public offering commenced the same day. The initial public offering will end on February 18, 2019, unless extended by our board of directors in accordance with federal securities laws.
The table below summarizes the gross offering proceeds raised from our initial public offering, including shares issued pursuant to our distribution reinvestment plan; the direct selling costs incurred by certain of our affiliates on our behalf in connection with the issuance and distribution of our registered securities; and the offering proceeds net of those direct selling costs.

(in thousands)	For the Period from Inception (August 12, 2014) to September 30, 2018
Gross offering proceeds	$126,835
Selling commissions (1)	$2,711
Dealer manager fees (1)	2,812
Offering costs	8,434
Total direct selling costs incurred related to public offering (2)	$13,957
Offering proceeds, net of direct selling costs	$112,878

(1)
The selling commissions and dealer manager fees are paid to the Dealer Manager. A substantial portion of the commissions and fees are reallowed by the Dealer Manager to participating broker dealers as commissions and marketing fees and expenses.

(2)
This amount excludes the distribution fees paid to the Dealer Manager, all or a portion of which are reallowed by the Dealer Manager to participating broker dealers or broker dealers servicing accounts of investors who own Class T shares or Class W shares, referred to as servicing broker dealers. The distribution fees are not paid from and do not reduce offering proceeds, but rather they reduce the distributions payable to holders of Class T shares and Class W shares.

As of September 30, 2018, we had acquired seven buildings comprised of approximately 1.3 million square feet for a total purchase price of approximately $149.4 million.
Share Redemption Program
Subject to certain restrictions and limitations, our share redemption program may provide a limited opportunity for stockholders to have shares of our common stock redeemed for cash. To the extent our board of directors determines that we have sufficient available cash for redemptions, we initially intend to redeem shares under our share redemption program on a monthly basis; however, our board of directors may determine from time to time to adjust the timing of redemptions or suspend, terminate or otherwise modify our share redemption program.
While stockholders may request on a monthly basis that we redeem all or any portion of their shares pursuant to our share redemption program, we are not obligated to redeem any shares and may choose to redeem only some, or even none, of the shares that have been requested to be redeemed in any particular month, in our discretion. In addition, our ability to fulfill redemption requests is subject to a number of limitations. As a result, share redemptions may not be available each month. Under our share redemption program, to the extent we determine to redeem shares in any particular month, we will only redeem shares as of the last calendar day of that month (each such date, a “Redemption Date”). Redemptions will be made at the transaction price in effect on the Redemption Date, except that all shares of our common stock that have not been outstanding for at least one year will be redeemed at 95.0% of the transaction price and Class T shares that have been outstanding for at least one year but less than two years will be redeemed at 97.5% of the transaction price. Each of these deductions is referred to as an “Early Redemption Deduction.” An Early Redemption Deduction will not be applied with respect to: (i) Class W shares and Class I shares that have been outstanding for at least one year; and (ii) Class T shares that have been outstanding for at least two years. The “transaction price” generally will be equal to the NAV per share of our common stock most recently disclosed by us. We will redeem shares at a price that we believe reflects the NAV per share of such stock more appropriately than the most recently disclosed monthly NAV per share, including by updating a previously disclosed transaction price, in cases where we believe there has been a material change (positive or negative) to the NAV per share relative to the most recently disclosed monthly NAV per share. An Early Redemption Deduction may be waived in certain circumstances including: (i) in the case of redemption requests arising from the death or qualified disability of the holder; (ii) in the event that a stockholder’s shares are redeemed because the stockholder has failed to maintain the $2,000 minimum account balance; or (iii) with respect to shares purchased through our distribution reinvestment plan or received from us as a stock dividend. To have shares redeemed, a stockholder’s redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable month. Settlements of share redemptions will be made within three business days of the Redemption Date. An investor may withdraw its redemption request by notifying the transfer agent before 4:00 p.m. (Eastern time) on the last business day of the applicable month.
Under our share redemption program, we may redeem during any calendar month shares whose aggregate value (based on the price at which the shares are redeemed) is 2.0% of our aggregate NAV as of the last calendar day of the previous quarter and during any calendar quarter whose aggregate value (based on the price at which the shares are redeemed) is up to 5.0% of our aggregate NAV as of the last calendar day of the prior calendar quarter. During a given quarter, if in each of the first two months of such quarter the 2.0% redemption limit is reached and stockholders’ redemptions are reduced pro rata for such months, then in the third and final month of that quarter, the applicable limit for such month will likely be less than 2.0% of our aggregate NAV as of the last calendar day of the previous month because the redemptions for that month, combined with the redemptions in the previous two months, cannot exceed 5% of our aggregate NAV as of the last calendar day of the prior calendar quarter.
Although the vast majority of our assets consist of properties that cannot generally be readily liquidated on short notice without impacting our ability to realize full value upon their disposition, we intend to maintain a number of sources of liquidity including: (i) cash equivalents (e.g. money market funds), other short-term investments, U.S. government securities, agency securities and liquid real estate-related securities; and (ii) one or more borrowing facilities. We may fund redemptions from any available source of funds, including operating cash flows, borrowings, proceeds from this offering and/or sales of our assets.
Should redemption requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than redeeming our shares is in the best interests of the company as a whole, then we may choose to redeem fewer shares than have been requested to be redeemed, or none at all. In the event that we determine to redeem some but not all of the shares submitted for redemption during any month for any of the foregoing reasons, shares submitted for redemption during such month will be redeemed on a pro rata basis. All unsatisfied redemption requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share redemption program, as applicable. If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests.
The preceding summary does not purport to be a complete summary of our share redemption program and is qualified in its entirety by reference to the share redemption program, which is incorporated by reference as Exhibit 4.2 to our 2017 Form 10-K.
For the nine months ended September 30, 2018, we received eligible redemption requests for 243 shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $2,315, or an average price of $9.53 per share. We had not redeemed any shares of our common stock and had not received any eligible requests for redemption pursuant to our share redemption program for the nine months ended September 30, 2017.
The table below summarizes the redemption activity for the three months ended September 30, 2018:

For the Month Ended	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Redeemed as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Redeemed Under the Plans or Programs (1)
July 31, 2018	—	$—	—	—
August 31, 2018	—	—	—	—
September 30, 2018	243	9.53	243	—
Total	243	$9.53	243	—

(1)	We limit the number of shares that may be redeemed per calendar quarter under our share redemption program as described above.

ITEM 6. EXHIBITS
The exhibits required by this item are set forth on the Exhibit Index attached hereto.
EXHIBIT INDEX

Exhibit Number	Description

3.1
Third Articles of Amendment and Restatement. Incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-200594) filed with the SEC on June 30, 2017 (“Pre-Effective Amendment”).

3.2
Third Amended and Restated Bylaws of Black Creek Industrial REIT IV Inc. (formerly known as Industrial Logistics Realty Trust Inc.). Incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

4.1	Form of Subscription Agreement. Incorporated by reference to Appendix B to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-200594) on April 18, 2018.

4.2
Third Amended and Restated Distribution Reinvestment Plan. Incorporated by reference to Exhibit 4.2 to the Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3 to Form S-11 (File No. 333-200594) filed with the SEC on July 3, 2017.

4.3	Share Redemption Program, effective as of November 1, 2017. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on November 2, 2017.

10.1*	Agreement for Purchase and Sale, dated September 21, 2018, by and among US Industrial Fund II Holding, LLC, South 15 PG, LLC and BCI IV Acquisitions LLC.

10.2*	Purchase Agreement, dated October 17, 2018, by and between TI Investors of Elgin II LLC and BCI IV Acquisitions LLC.

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Net Asset Value Calculation and Valuation Procedures. Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on Jun 15, 2018.

101
The following materials from Black Creek Industrial REIT IV Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed on November 8, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets, (ii) Condensed Consolidated Statements of Operations, (iii) Condensed Consolidated Statement of Equity, (iv) Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

*    Filed herewith.
**    Furnished herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BLACK CREEK INDUSTRIAL REIT IV INC.

November 8, 2018	By:	/S/ DWIGHT L. MERRIMAN III
Dwight L. Merriman III Managing Director, Chief Executive Officer (Principal Executive Officer)

November 8, 2018	By:	/S/ THOMAS G. MCGONAGLE
Thomas G. McGonagle Managing Director, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)